

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 27, 2006

Mr. Dan Hamilton, Chief Financial Officer
Crystallex International Corporation
18 King Street East, Suite 1210
Toronto, ON M5C-1C4
Canada

> **Re:** **Crystallex International Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 001-14620**

Dear Mr. Hamilton:

We have reviewed your Form 40-F for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2005

Disclosure Controls and Procedures, page 1

1.   We note that you concluded that your disclosure controls and procedures were
        reasonably designed. Please disclose, if true, that your disclosure controls and
        procedures were effective.

2.   Please revise your disclosure regarding changes in internal controls to disclose
        whether there have been any changes in your internal control over financial
        reporting that occurred during your last fiscal quarter that have materially
        affected, or are reasonably likely to materially affect, your internal control over
        financial reporting. Please refer to Section II.F.3 of Management's Reports on
        Internal Control Over Financial Reporting and Certification of Disclosure in
        Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our
        website at <http://www.sec.gov/rules/final/33-8238.htm>.

Certification, Exhibit 31.1 and 31.2

3.   Please conform your certifications with that found in Item 601(b)31 of Regulation
        S-K. In this regard, remove the job titles of the certifying officers from the first
        line of the certification, and remove the word, "annual," in paragraphs 3, 4.a., and
        4.c.

Management's Discussion and Analysis, page B-1

4.   Please expand your MD&A to discuss the reasons for the following changes in
        your operating results and financial position:

        a) A decrease in depletion expense from $4,869,005 in 2004 to $330,472 in
            2005, and as a percentage of revenue, a decrease from 24% to 1.3%;

        b) An increase in amortization expense from 2004 to 2005;

        c) An increase in interest on debt from $548,131 in 2004 to $11,809,087 in
            2005;

        d) A revision in your estimated cash flows for asset retirement obligations in
            2005 of $1,095,903; and

e) The nature of write-downs of property, plant and equipment recorded in 2004 and 2003, addressing the property the impairments are related to and any expectations of future impairment.

Consolidated Statements of Shareholders' Equity, page A-4

5. We note that you increased shareholders' equity for $3,957,285 in 2004 to record the proceeds from orderly disposition of shares. Please describe to us in detail the terms of the orderly disposition of shares, and tell us how you accounted for this agreement under U.S. GAAP. In you response, cite the specific accounting literature that you relied upon in determining the proper accounting treatment under U.S. GAAP.

21. Differences Between Canadian and United States Generally Accepted Accounting Principles, page A-35

Statement of Operations, page A-37

6. Please explain why the adjustment to mineral properties, as discussed in note (a), has fluctuated significantly during 2003, 2004 and 2005. In your response, please specifically address why the adjustment to 2004 results in a reduction of net loss under Canadian GAAP.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief